[LETTERHEAD]

July 1, 2009

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-0102

Attn: James O’Connor

Re:	Transamerica Funds (the “Registrant”), on behalf of Transamerica JP Morgan Core Bond (the “fund”) (File Nos. 033-02659; 811-04556)

To the Commission:

Reference is made to the filing of a registration statement on Form N-1A (Accession Number: 0000950144-09-003133) on April 13, 2009 on behalf of the Registrant. With respect to this registration statement, the United States Securities and Exchange Commission (“SEC”) staff provided comments via telephone to Robert Lamont on May 21, 2009. Set forth below are the SEC comments and the Registrant’s responses.

1.	Comment: Principal Risks: Please add additional risk disclosure that securities for this fund may be illiquid and valuations may be unreliable.

Response:  Comment accepted. We have added liquidity risk to the principal risk section of the prospectus.

2.	Comment: Fee Table and Managements: Please confirm that all fee table footnotes and management fees are accurate.

Response:  We confirm that all fee table footnotes and management fees are accurate.

3.	Comment: Pricing of Shares: Please clarify when shareholders receive the NAV in the section entitled “When Share Price is Determined.”

Response:  The prospectus states that purchase orders received in good order and accepted, and redemption ordered received in good order, before the close of business with the NYSE, usually 4:00 p.m., Eastern Time, receive the NAV determined as of the close of the NYSE that day. We feel that no additional disclosure is necessary.

4.	Comment: Pricing of Shares: How NAV is determined. Please confirm that the Board of Trustees periodically reviews the fair value methodology.

Response:  We confirm that the Board of Trustees periodically reviews the fair value methodology.

On behalf of the Registrant, it is hereby acknowledged:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in this filing;
•	the action of the SEC or its staff acknowledging the effective date of this filing does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and
•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Please contact me at (727) 299-1814 if you have any questions or require further information with regard to this filing.

Sincerely,

/s/ Robert S. Lamont, Jr.
Robert S. Lamont, Jr.
Vice President and Senior Counsel